# Radix Motion

Entertainment Software Technology Mobile Games

## Using immersive technology to let people connect physically even if they are far

RADIXMOTION.COM SAN FRANCISCO CALIFORNIA


Extract, Compress & Store
Movement Data



*50% of human communication is body language but our current use of social media actually disconnects us from our own body leading to problems of growing depression and obesity. If we don't utilize technology in ways that are healthy for our bodies and actually connect us we are at risk of losing our humanity.*

**Sarah Hashkes** CEO @ Radix Motion

### Why you may want to support us...

1. We are the first company that utilizes 3d movement data letting people send 3d hugs, dances and kisses asynchronously.
2. We have a prototype in the market with more then 1.5k users.
3. We just launched our mobile app that let's anyone receive 3d messages from people who have VR and have been gaining traction.

## Our Team

AND OUR MAJOR ACCOMPLISHMENTS



**Sarah Hashkes**

CEO

*Opened the first immersive VR lab at Radboud university. Published the first academic paper using the Predictive Coding frameworks to explain what psychedelics do to brains. I've built prototypes for 3 other start-ups and a VR experience for FB*



**Matthew How**

CTO

*Helped launch the first interactive and procedural animated virtual character on twitch. I'm a full stack developer with a passion for dance and media.*

## In the news

March 24, 2020 @ gen.medium.com

**Fwd: October 2019 Oculus Start Newsletter**

Welcome to another installment of the Oculus Start Member Newsletter, providing the latest news, tips and stories crafted especially for you.

March 24, 2020 @ bit.ly

## Downloads

Wefunder Meu 3 .pdf

# Investor Q&A

– COLLAPSE ALL

### What does your company do?

Radix Motion combines neuroscience and immersive technology to strengthen the connection between brain and body. Meu, our prototype, is the first social platform based on 3d movement data allowing users to share their movements and play asynchronous movement games or create their embodied emojis and share them as gifs anywhere. Meu uses Radix Motion's Movement Data Channels, uniquely bridging VR and mobile AR. We are building an API to allow other apps to integrate our Movement Data channels.

### Where will your company be in 5 years?

We want to be the newest and coolest interactive social platform, somewhere between Snapchat and TikTok with hundreds of millions of users sending dances and playing 3d movement games with each-other. We want our API to drive many other fitness and movement related mobile apps.We want the unique data sets from Meu to train AI's that bridge the gap between our physical selves and technology.

### Why did you choose this idea?

50% of human communication is body language but our current use of social media actually disconnects us from our own body leading to problems of growing depression and obesity. If we don't utilize technology in ways that are healthy for our bodies and actually connect us we are at risk of losing our humanity.

### Why is this a good idea, right now? What changed in the world? Why wasn't this done a few years ago?

We are at the stage where mass adoption of immersive technology is happening. Every new phone has the ability to project 3d data. There are 760 milliion potential users that have hardware able to display 3d movement data and we estimate the TAM to be 38B$ and growing.
With the current biological threat or COVID-19 leading to mass isolation of populations its become increasingly important to utilize technology to simulate our physical connection and use 3d movement data to compensate for the inability to share the same space/time.

### How far along are you? What's your biggest obstacle?

We have a more then 1.5K users with a VR prototype which was accepted to Siggraph last year. This year we were planning to lunch our AR mobile app at AWE playground which we were accepted to but due to COVID crises we rushed to launch a minimal version on the android store to help people maintain physical connections even if they are far apart. Our biggest obstacle is getting noticed in the current attention economy.

### Who competes with you? What do you understand that they don't?

We have created the first social platform that is based on 3d movement data allowing users to share their movements and play asynchronous movement based games or create their own embodied emojis and share them as gifs anywhere. To our knowledge we do not have direct competitions. There are a lot of social platforms out there but they have not understood the potential in 3d human movement data as a new form of media and expression.

### How will you make money?

Our revenue model is taking a duel approach:
We plan to monetize our mobile app - with in app purchases, allowing users to monetize their unique generated content and ads.

We are creating an API that will allow other companies to plug into our movement data channels - Charge Directly for an API, by Call or Subscription.

### What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed?

Every social network faces the chicken and egg problem. Can we grow our 1.5k user base in VR into a massive user base in mobile?
If we fail the the likely reason is we haven't created a streamed enough process for our users to get their friends to join the platform or haven't given users enough avatar options to feel they identify with their avatars.
We need to increase avatar possibilities as fast as we can and finish the development of the mobile app to allow people to get all their contacts from other social media to join.

### What are the equity splits?

50% for each co-founder

### What is the biggest disagreement you've had with your cofounders?

We are constantly having discussions about how much to focus development on the communication aspect verses the creative tool aspect of Meu. We solve the differences by climbing trees and dancing together. We have worked closely for 3 years and are best friends.